# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silvia, Inc., CIK 0002076163
CUSIP: 74277P105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001493152-26-048300
Filed by CIK 0002067990
Persons authorized to receive notices and communications: Anthony Pompliano, 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022, 415-515-7301

## Reporting persons
- Anthony Pompliano (CIK 0002067990): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 298,000; shared voting power 14,803,020; sole dispositive power 298,000; shared dispositive power 14,349,594; aggregate amount beneficially owned 15,101,020 (20% of the class)
  Comment: Based on 75,402,395 shares of Common Stock outstanding as of October 28, 2026, as confirmed by the Issuer's transfer agent. The amount in Row (9) excludes the Escrow Shares (as defined herein) and the amounts in Rows (7) through (11) exclude the Earnout Shares (as defined herein). See Item 5.
- Inflection Points Inc, d/b/a Professional Capital Management (CIK 0002091433): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,803,020; sole dispositive power 0; shared dispositive power 14,349,594; aggregate amount beneficially owned 14,803,020 (19.6% of the class)
  Comment: Based on 75,402,395 shares of Common Stock outstanding as of October 28, 2026, as confirmed by the Issuer's transfer agent. The amounts in Rows (7) through (11) exclude the Earnout Shares (as defined herein). See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Silvia, Inc.
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2, New York, New York (NY), 10022

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by (i) Anthony Pompliano, an individual resident of the State of New York, and (ii) Professional Capital Management, a Delaware corporation, pursuant to their agreement to the joint filing of this Schedule 13D, which is filed as Exhibit 1 hereto. The name, position with Professional Capital Management, present principal occupation or employment, business address and citizenship of each director and executive officer of Professional Capital Management, and of Mr. Pompliano as its controlling person, are set forth on Exhibit 9, Schedule A ("Schedule A") hereto, which is incorporated herein by reference.
Residence or business address: The address of the principal business and principal office of each of the Reporting Persons is 600 Lexington Avenue, Floor 2, New York, New York 10022.
Present principal occupation or employment: Mr. Pompliano's principal occupation is serving as Chairman and Chief Executive Officer of the Issuer, the principal business address of which is set forth in Item 1(c). Mr. Pompliano is also the Chief Executive Officer and a director of Professional Capital Management and, as its majority stockholder, is the controlling person of Professional Capital Management. The principal business of Professional Capital Management is serving as an investment firm focused on building and funding companies that solve important problems in society.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Pompliano is a citizen of the United States. Professional Capital Management is a Delaware corporation. The citizenship of each person listed on Schedule A is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Pompliano's Direct Holdings. On December 17, 2025, Mr. Pompliano acquired 298,000 shares of Common Stock through an open market purchase using his personal funds.

Business Combination. On December 5, 2025, Professional Capital Management acquired 10,562,500 shares of Common Stock in exchange for the 9,500,000 common units and 850,000 preferred units of ProCap BTC, LLC ("ProCap") held by it, pursuant to the Business Combination Agreement, dated June 23, 2025, as amended (the "BCA"), by and among ProCap, Columbus Circle Capital Corp I ("CCCM"), Professional Capital Management, the Issuer and certain other parties thereto (the "Business Combination"), as described in the Issuer's Registration Statement on Form S-4 (File No. 333-290365), which became effective on November 8, 2025.

Silvia Merger. On April 6, 2026 (the "Closing Date"), Professional Capital Management acquired 3,787,094 shares of Common Stock (the "Closing Shares") pursuant to the Agreement and Plan of Merger, dated as of February 9, 2026 (the "Silvia Merger Agreement"), by and among the Issuer, Silvia Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of the Issuer ("Silvia Merger Sub"), CFO Silvia, Inc, a Delaware corporation ("CFO Silvia"), Professional Capital Management, Shain Noor ("Noor"), and Noor, solely in his capacity as the stockholder representative (in such capacity, the "Stockholder Representative"). Pursuant to the Silvia Merger Agreement, Silvia Merger Sub merged with and into CFO Silvia on the Closing Date, with CFO Silvia surviving as a direct wholly-owned subsidiary of the Issuer (the "Silvia Merger"). In connection with the Silvia Merger, 453,426 shares of Common Stock (the "Escrow Shares" and, together with the Closing Shares, the "Silvia Merger Shares") were also issued into an escrow account (the "Escrow Account") for the benefit of Professional Capital Management pursuant to an Escrow Agreement, dated as of April 6, 2026 (the "Escrow Agreement"), described in Item 6. Professional Capital Management also has the contingent right to receive up to 4,534,265 shares of Common Stock as earnout consideration under the Silvia Merger Agreement (the "Earnout Shares") upon the satisfaction of the conditions described in Item 6.

Changes in Percentage Ownership. The changes in the Reporting Persons' percentage ownership reported in Amendment No. 2, Amendment No. 3 and Amendment No. 4 resulted from reductions in the number of shares of Common Stock outstanding due to repurchases of Common Stock by the Issuer, and not from any acquisition of Common Stock by the Reporting Persons.

Correction of Prior Statements. Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Schedule 13D stated that the Reporting Persons did not have voting or dispositive power over the Escrow Shares and excluded the 453,426 Escrow Shares from the shares of Common Stock reported as beneficially owned by the Reporting Persons. As a result of a recordkeeping error by the Issuer, the Escrow Shares were not reflected in the Reporting Persons' holdings, and those statements were incorrect. As described in Item 5, the Reporting Persons beneficially own the Escrow Shares and share the power to direct the vote of the Escrow Shares. The Reporting Persons do not have the power to dispose or to direct the disposition of the Escrow Shares while they are held in the Escrow Account. This Amendment No. 5 corrects the prior statements and reports the Escrow Shares as beneficially owned by the Reporting Persons. No funds were used by the Reporting Persons in connection with the Escrow Shares, and no shares of Common Stock were acquired by the Reporting Persons in connection with the event requiring the filing of this Amendment No. 5.

To the knowledge of the Reporting Persons, (i) Ms. Abbey acquired the 12,500 shares of Common Stock beneficially owned by her through equity awards associated with a 2025 consulting agreement between Ms. Abbey and Procap prior to her recent appointment as Interim Chief Financial Officer of the Issuer and (ii) Ms. Popova acquired the 50.90 shares of Common Stock beneficially owned by her through personal funds on the open market. Specifically, Ms. Popova purchased 5.90 shares of Common Stock in July 2026, 11 shares of Common Stock in September 2026, 22 shares of Common Stock in October 2026, and 12 shares of Common Stock in November 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their securities of the Issuer for investment purposes. Mr. Pompliano is the Chairman and Chief Executive Officer of the Issuer and the Chief Executive Officer of Professional Capital Management and, as a result, may have influence over the corporate activities of the Issuer. In his capacity as Chairman and Chief Executive Officer of the Issuer, Mr. Pompliano participates in the Issuer's decisions with respect to matters described in Item 4 of Schedule 13D, including the Issuer's share repurchase program.

The Reporting Persons have not participated in the Issuer's share repurchase program. Pursuant to the Silvia Merger Agreement, for a period of two (2) years following the Closing Date, Professional Capital Management is prohibited from participating in any repurchase by the Issuer of Common Stock.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the agreements described in Item 6, the Issuer's policies applicable to its directors and officers and applicable law, the Reporting Persons may in the future acquire additional securities of the Issuer, including upon the release of the Escrow Shares from the Escrow Account, the issuance of any Earnout Shares or the receipt of compensation by Mr. Pompliano for his services to the Issuer, or dispose of some or all of the securities of the Issuer beneficially owned by them, including by surrendering or selling shares of Common Stock to the Issuer to satisfy tax withholding obligations, or take any other available course of action. Except as set forth in this Item 4, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has any present plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own an aggregate of 15,101,020 shares of Common Stock, representing approximately 20.02% of the outstanding Common Stock, consisting of (i) 298,000 shares of Common Stock held directly by Mr. Pompliano, (ii) 14,349,594 shares of Common Stock held by Professional Capital Management and (iii) the 453,426 Escrow Shares, which are held in the Escrow Account for the benefit of Professional Capital Management. Mr. Pompliano is the Chief Executive Officer of Professional Capital Management and maintains beneficial ownership, including voting and dispositive control, over the shares of Common Stock held by Professional Capital Management, and may be deemed to share beneficial ownership of the Escrow Shares. Professional Capital Management beneficially owns 14,803,020 shares of Common Stock, representing approximately 19.63% of the outstanding Common Stock, consisting of the 14,349,594 shares of Common Stock held by it and the 453,426 Escrow Shares. The percentages set forth in this Item 5 and in Row (13) of the cover pages of this Amendment No. 5 are based on 75,402,395 shares of Common Stock outstanding as of October 28, 2026, as reported by the Issuer's transfer agent; the percentages in Row (13) are rounded to the nearest tenth of one percent in accordance with the instructions to the cover page. The Escrow Shares are issued and outstanding and are included in such number of outstanding shares of Common Stock.

The shares of Common Stock reported as beneficially owned by the Reporting Persons do not include any Earnout Shares. The Earnout Shares have not been issued, and their issuance is subject to the satisfaction of the trading price condition described in Item 6, which has not been satisfied. Accordingly, the Reporting Persons do not have the right to acquire any Earnout Shares within sixty (60) days of the date of this Amendment No. 5.

As described in Item 3, the Schedule 13D, as amended through Amendment No. 4, incorrectly reported that the shares of Common Stock beneficially owned by the Reporting Persons excluded the 453,426 Escrow Shares and that the Reporting Persons did not have voting or dispositive power over the Escrow Shares. Under Section 1.3(a) of the Escrow Agreement, until the Escrow Shares are released from the Escrow Account, the applicable equityholders are the beneficial owners of their respective portions of the escrowed shares and possess all rights with respect to such shares other than the right of possession or transfer, and under Section 1.3(b) of the Escrow Agreement, the Stockholder Representative directs the voting of the escrowed shares on behalf of the equityholders. Accordingly, the Reporting Persons beneficially own the Escrow Shares, and this Amendment No. 5 reports the Escrow Shares as beneficially owned by the Reporting Persons. The increase in the Reporting Persons' reported beneficial ownership does not reflect any acquisition of shares of Common Stock by the Reporting Persons.

To the knowledge of the Reporting Persons, (i) Ms. Abbey beneficially owns 12,500 shares of Common Stock, representing less than 1% of the outstanding Common Stock, as to which she has sole voting and dispositive power, as reported on her Form 3 filed with the SEC on October 28, 2026, (ii) Ms. Popova beneficially owns 50.9 shares of Common Stock, representing less than 1% of the outstanding Common Stock, as to which she has sole voting and dispositive power, and (iii) Mr. Spellman does not beneficially own any shares of Common Stock. The shares of Common Stock beneficially owned by Ms. Abbey and Ms. Popova are not included in the amounts reported as beneficially owned by the Reporting Persons in this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Pompliano has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of the 298,000 shares of Common Stock held directly by him. Mr. Pompliano and Professional Capital Management share the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of the 14,349,594 shares of Common Stock held by Professional Capital Management, and share the power to direct the vote of the 453,426 Escrow Shares, which power is exercised through the Stockholder Representative pursuant to Section 1.3(b) of the Escrow Agreement. The Reporting Persons do not have the power to dispose or to direct the disposition of the Escrow Shares while they are held in the Escrow Account. Such shares are set forth in Rows (7) through (10) of the cover pages of this Amendment No. 5.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 5, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, has effected any transactions in shares of Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 is incorporated by reference into this Item 6.

Compensation. As the Chairman and Chief Executive Officer of the Issuer, Mr. Pompliano has received and may in the future receive compensation in the form of Common Stock, options or other securities convertible into Common Stock.

Business Combination Registration Rights Agreement. Professional Capital Management is a party to an amended and restated registration rights agreement, dated December 5, 2025, by and among CCCM, the Issuer, Professional Capital Management, Jeffery Park (collectively with Professional Capital Management, the "ProCap Holders") and Columbus Circle I Sponsor Corp LLC, a Delaware limited liability company (the "Sponsor"), pursuant to which the registration rights agreement, dated as of May 15, 2025, by and among CCCM, the Sponsor and the underwriters in CCCM's initial public offering was assumed by the Issuer and provides the ProCap Holders with registration rights covering, among other securities, the shares of Common Stock.

Silvia Merger Agreement. Pursuant to the Silvia Merger Agreement, an aggregate of 900,000 shares of Common Stock, including the Escrow Shares, were deposited into the Escrow Account, to be held for 12 months following the Closing Date to secure the indemnification obligations of the former equityholders of CFO Silvia under Article VIII of the Silvia Merger Agreement. The Silvia Merger Agreement also provides for the issuance of up to 9,000,000 shares of Common Stock as earnout consideration to the former equityholders of CFO Silvia, of which up to 4,534,265 are allocable to Professional Capital Management, if, during the five-year period following the Closing Date, the volume-weighted average trading price of the Common Stock over a specified ten-day period equals or exceeds $9.00 per share (subject to adjustment). For a period of two (2) years following the Closing Date, Professional Capital Management is prohibited from participating in any repurchase by the Issuer of Common Stock.

Silvia Merger Lock-Up Agreement. In connection with the Silvia Merger, Professional Capital Management entered into a lock-up agreement with the Issuer (the "Silvia Merger Lock-Up Agreement"), pursuant to which the Silvia Merger Shares are subject to transfer restrictions for a period ending on the later of (A) the six-month anniversary of the Closing Date and (B) the date on which the price of the Common Stock equals or exceeds $9.00 per share (subject to adjustment for stock dividends, splits and similar recapitalizations). Any Earnout Shares received pursuant to the Silvia Merger Agreement are subject to a six-month lock-up following the Earnout Release Date (as defined in the Silvia Merger Agreement). The Silvia Merger Lock-Up Agreement contains customary exceptions for transfers to affiliates, family members and trusts and for tax obligations, among others.

Silvia Merger Registration Rights Agreement. In connection with the Silvia Merger, Professional Capital Management also entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to register the resale of the Silvia Merger Shares and the Earnout Shares, if issued. Pursuant to the Registration Rights Agreement, a majority-in-interest of the then outstanding Registrable Securities (as defined in the Registration Rights Agreement) may make a written demand for registration of all or part of their Registrable Securities as soon as practicable, but not more than 45 days after the Issuer's receipt of the demand for registration. The Issuer will not be obligated to effect more than three registrations pursuant to a demand registration.

Professional Capital Management may at any time request in writing that the Issuer register the resale of any or all of the Registrable Securities on Form S-3 or any similar short-form registration statement within 30 days; provided, however, that the Issuer will not be obligated to effect such request through an underwritten offering or if Form S-3 is not available. The Registration Rights Agreement also provides customary piggyback registration rights (subject to underwriter cutbacks) and allows the Issuer to postpone or withdraw the filing or effectiveness of a piggyback registration at any time in its sole discretion. The Registration Rights Agreement also permits the Issuer, if in its good faith judgment a registration would be seriously detrimental to the Issuer, to defer such filing for a period of not more than 30 days; provided, however, that the Issuer will not defer its obligation in this manner more than once in any 12-month period. The Registration Rights Agreement includes customary indemnification and contribution provisions and provides that the Issuer will bear registration expenses (excluding underwriting discounts and commissions and fees of Professional Capital Management's counsel above an agreed cap). Registration rights will terminate with respect to Professional Capital Management when its shares may be sold without restriction under Rule 144, subject to customary conditions.

Escrow Agreement. In connection with the Silvia Merger Agreement, the Issuer, the Stockholder Representative and PNC Bank, National Association, as escrow agent (the "Escrow Agent"), entered into the Escrow Agreement, pursuant to which an aggregate of 900,000 shares of Common Stock (the "escrowed shares"), including the Escrow Shares, were deposited into the Escrow Account on the Closing Date. The escrowed shares are maintained by the Issuer's transfer agent as a book-entry position registered in the name of the Escrow Agent for the benefit of the equityholders. Until the escrowed shares are delivered to the equityholders (or returned or otherwise transferred to, or redeemed by, the Issuer), the applicable equityholders are the beneficial owners of their respective portions of the escrowed shares and possess all rights with respect to such shares, except the right of possession or transfer. The Escrow Agent is not required to vote the escrowed shares, and the Issuer has agreed to cooperate with the Stockholder Representative, including by delivering proxy materials and executing proxies in accordance with the Stockholder Representative's instructions, to permit the Stockholder Representative to direct the voting of the escrowed shares on behalf of the equityholders. Any cash, stock, property or rights distributed in respect of the escrowed shares, including cash dividends, become part of the escrowed property for further distribution to the applicable equityholders.
The Escrow Agent will disburse escrowed shares only upon (i) a joint written direction signed by authorized representatives of the Issuer and the Stockholder Representative or (ii) a final, non-appealable order of a court of competent jurisdiction or arbitrator. Pursuant to any such direction or order, escrowed shares may be transferred to the equityholders, redeemed by the Issuer or transferred to another transferee designated by the Issuer. The Escrow Agreement terminates upon the distribution of all property held thereunder or upon an earlier joint written direction.
Joint Filing Agreement. Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which is filed as Exhibit 1 hereto.

The foregoing descriptions of the BCA, the amended and restated registration rights agreement, the Silvia Merger Agreement, the Silvia Merger Lock-Up Agreement, the Registration Rights Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed or incorporated by reference as exhibits to this Schedule 13D and incorporated herein by reference.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement, dated December 11, 2025, by and between the Reporting Persons (incorporated by reference to Exhibit 1 to the Original Schedule 13D). Exhibit 2 Business Combination Agreement, dated as of June 23, 2025, by and among CCCM, the Issuer, ProCap, Professional Capital Management and certain other parties thereto (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form S-4/A, filed with the SEC on October 20, 2025 (File No. 333-290365)). Exhibit 3 First Amendment to the Business Combination Agreement, dated as of July 28, 2025, by and among CCCM, the Issuer, ProCap, Professional Capital Management and certain other parties thereto (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form S-4/A, filed with the SEC on October 20, 2025 (File No. 333-290365)). Exhibit 4 Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.20 to the Issuer's Registration Statement on Form S-4/A, filed with the SEC on October 20, 2025 (File No. 333-290365)). Exhibit 5 Silvia Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 6, 2026). Exhibit 6 Silvia Merger Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 6, 2026). Exhibit 7 Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the SEC on April 6, 2026). Exhibit 8 Escrow Agreement, dated as of April 6, 2026, by and among ProCap Financial, Inc., Shain Noor, as Stockholder Representative, and PNC Bank, National Association, as Escrow Agent (filed herewith). Exhibit 9 Schedule A.

## Signatures
- Anthony Pompliano: /s/Anthony Pompliano, Individual (11/06/2026)
- Inflection Points Inc, d/b/a Professional Capital Management: /s/Anthony Pompliano, Anthony Pompliano, CEO (11/06/2026)